SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of April 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Simplified, Short-form Merger by Absorption of Momiji Lease Corporation”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 2, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

April 2, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Simplified, Short-form Merger by Absorption of Momiji Lease Corporation

TOKYO, Japan – April 2, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX) a leading integrated financial services group, announced today that it has resolved to merge with its subsidiary, Momiji Lease Corporation (“Momiji Lease”) pursuant to a merger by absorption (“the Merger”). The details of the Merger are as follows.

The contents of this release have been partially abbreviated since Momiji Lease is a wholly-owned subsidiary of ORIX.

1.	Purpose of the Merger

The purpose of the Merger is to further promote efficiency of ORIX’s sales operation.

2.	Summary of the Merger

(1) Schedule

Merger Resolution Approval Date	April 2, 2014
Merger Agreement Execution	April 2, 2014
Effective Merger Date (Plan)	June 1, 2014

The Merger will be conducted in accordance to regulations governing simplified mergers in Item 3, Article 796 of the Company Act of Japan (the Company Act). Accordingly, a general meeting of shareholders of ORIX will not be held in accordance with Item 1, Article 795 of the Company Act. Additionally, because ORIX exercises “special control” over Momiji Lease through its ownership of over 90% of Momiji Lease’s outstanding voting rights, the Merger will be conducted in accordance with Item 1, Article 784 of the Company Act governing short-form mergers. Accordingly, a general meeting of shareholders of Momiji Lease will not be held in accordance with Item 1, Article 783 of the Company Act.

(2) Method of Merger

Using the merger by absorption method, ORIX will become the surviving entity and Momiji Lease will be dissolved as the non-surviving entity.

(3) Merger Ratio

There is no allotment of shares or assets related to the Merger.

(4) Share warrants or corporate bonds with share warrants upon the Merger

Not applicable.

3.	Details of Companies Involved in the Merger

		Surviving Company	Non-surviving Company
(1)	Name	ORIX Corporation	Momiji Lease Corporation
(2)	Address	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo	7-41 Nakamachi, Naka-ku, Hiroshima City, Hiroshima Prefecture
(3)	Representative & Title	Makoto Inoue, President & Co-CEO	Shunji Kishimoto, President
(4)	Business Type	Integrated financial services	Integrated financial services
(5)	Paid in Capital	214,988 million yen (As of December 31, 2013)	30 million yen (As of March 31, 2014)
(6)	Established	April 17, 1964	August 1, 1979
(7)	Outstanding Shares	1,309,558,181 (December 31, 2013)	60,000 (March 31, 2014)
(8)	Fiscal Year End	March 31	March 31
(9)	Major Shareholders and Percentage (September 30, 2013)	Japan Trustee Services Bank, Ltd. (Trust Account) 8.92%	ORIX Corporation 100%
		The Master Trust Bank of Japan, Ltd. (Trust Account) 7.35%	-
		JP Morgan Chase Bank 380055 3.62%	-
		Japan Trustee Services Bank, Ltd. (Trust Account 9) 3.41%	-
		The Chase Manhattan Bank 385036 2.97%	-
(10)	Financial Position and Results during the most recent fiscal year	ORIX (Consolidated) March 31, 2013	Momiji Lease March 31, 2013
Net Assets		1,643,596 million yen	3,877 million yen
Total Assets		8,439,710 million yen	7,284 million yen
Net Assets per share		1,345.63 yen	64,611.78 yen
Total Revenues		1,062,399 million yen	2,520 million yen
Operating Income		150,063 million yen	351 million yen
Ordinary Profit		171,782 million yen	366 million yen
Net Income		111,909 million yen	231 million yen
Basic Earnings per share		102.87 yen	3,852.42 yen

Notes:

ORIX has adopted US GAAP and lists Income before Income Taxes in the Ordinary Profit line item. Also, Net Assets refers to Total ORIX Corporation Shareholders’ Equity, and Net Income and per share information are the amounts Attributable to ORIX Corporation.

4.	Situation after the Merger

There will be no change to the company name, address, representative or title, business type, paid-in capital or fiscal year after the Merger.

5.	Future Outlook

The effect of the Merger on ORIX’s consolidated financial results will be negligible as this is a merger with its wholly owned subsidiary.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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